UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PLANAR SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Oregon	000-23018	93-0835396
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1195 NW Compton Dr., Beaverton, Oregon	97006
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: (503) 748-1100

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of Planar System Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.planar.com/about/green/minerals

Item 1.02	Exhibit

The Conflict Minerals report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD

Section 2	Exhibits

Item 2.01	Exhibits

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PLANAR SYSTEMS, INC.

(Registrant)

/s/ Gerald K. Perkel Gerald K. Perkel President, Chief Executive Officer, and Director	Date: May 30, 2014